UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HERCULES OFFSHORE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

427093109

(CUSIP Number)

October 4, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 427093109

1.	Names of Reporting Persons. Seahawk Drilling, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 69,681
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 69,681
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,681
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9) 0.04% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)	Based on 159,748,613 shares of common stock outstanding as of October 21, 2013, as disclosed in Hercules Offshore, Inc.’s Form 10-Q for the quarter ended September 30, 2013.

CUSIP No. 427093109

1.	Names of Reporting Persons. Seahawk Liquidating Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 69,681
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 69,681
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,681
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9) 0.04% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Based on 159,748,613 shares of common stock outstanding as of October 21, 2013, as disclosed in Hercules Offshore, Inc.’s Form 10-Q for the quarter ended September 30, 2013.

CUSIP No. 427093109

1.	Names of Reporting Persons. Eugene Davis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 69,681
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 69,681
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,681
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9) 0.04% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Based on 159,748,613 shares of common stock outstanding as of October 21, 2013, as disclosed in Hercules Offshore, Inc.’s Form 10-Q for the quarter ended September 30, 2013.

CUSIP No. 427093109

Item 1	(a)	Name of Issuer

Hercules Offshore, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices

9 Greenway Plaza, Suite 2200 Houston, Texas 77046

Item 2	(a)	Name of Person(s) Filing

Seahawk Drilling, Inc. (“Seahawk Drilling”) Seahawk Liquidating Trust (the “Trust”) Eugene Davis (the “Trustee)

	(b)	Address of Principal Business Office or, if none, Residence

The address of Seahawk Drilling: 5 Greenway Plaza, Suite 2700 Houston, Texas 77046

The address of the Trust: c/o Eugene Davis PIRINATE Consulting Group, LLC 5 Canoe Brook Drive Livingston, NJ 07039

The Address of the Trustee is: PIRINATE Consulting Group, LLC 5 Canoe Brook Drive Livingston, NJ 07039

	(c)	Citizenship

Seahawk Drilling is a corporation formed under the laws of Delaware. The Trust is a trust formed under the laws of Texas. The Trustee is a citizen of the United States.

	(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (the “Common Stock”)

	(e)	CUSIP Number

427093109

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 427093109

Item 4	Ownership

(a), (b) and (c): Items 5 through 11 of each of the cover pages of this Amendment No. 1 are incorporated by reference herein. Such information is based upon 159,741,522 shares of Common Stock outstanding as of July 26, 2013, as disclosed in the Issuer’s Form 10-Q for the quarter ended June 30, 2013.

As previously disclosed, the shares of Common Stock held by Seahawk Drilling reported on this Schedule 13G were subject to the terms of an escrow agreement pending confirmation of a plan of reorganization by the United States Bankruptcy Court for the Southern District of Texas, Corpus Christi Division (the “Bankruptcy Court”) and subsequent distribution to claim holders and interest holders of the Debtors (as defined below) pursuant to a plan of reorganization. On February 11, 2011, Seahawk Drilling and certain of its subsidiaries, Seahawk Global Holdings LLC, a Delaware limited liability company, Seahawk Mexico Holdings LLC, a Delaware limited liability company, Seahawk Drilling Management LLC, a Delaware limited liability company, Seahawk Drilling LLC, a Delaware limited liability company, Seahawk Offshore Management LLC, a Delaware limited liability company, Energy Supply International LLC, a Delaware limited liability company, and Seahawk Drilling USA LLC, a Delaware limited liability company (collectively, the “Debtors”), each filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court. On April 27, 2011, the Debtors closed a transaction in which the Debtors sold substantially all of their assets to the Issuer in a sale that was approved by the Bankruptcy Court on April 5, 2011. Seahawk Drilling received total consideration, subject to post-closing adjustment, consisting of 22,321,425 shares of Common Stock and $25,000,012 in cash.

On September 28, 2011, the Bankruptcy Court entered an order confirming the Amended Joint Plan of Reorganization of the Debtors and Debtors-In-Possession Under Chapter 11 of the Bankruptcy Code, as further modified and supplemented through September 27, 2011 (the “Final Plan”), which became effective on October 4, 2011(the “Effective Date”). The Trust is acting under the terms and conditions of the Liquidating Trust Agreement dated October 4, 2011 (the “Trust Agreement”), by and among the Debtors, as settlors, and Eugene Davis, as liquidating trustee. On the Effective Date of the Final Plan, the Debtors delivered all of the Liquidating Trust Assets (as defined in the Final Plan) to the Liquidating Trust for the beneficial interest of holders of allowed claims and interests under the Final Plan. Additionally, on the Effective Date of the Final Plan, the 22,321,425 shares of Common Stock, subject to post-closing adjustment, continued to be held by Seahawk Drilling pursuant to an escrow agreement on behalf of the Debtors for later distribution by the Trust to holders of allowed claims and interests under the Final Plan. Pursuant to the Final Plan and the Trust Agreement, on October 11, 2011 and December 23, 2011, the Trust directed Seahawk Drilling to direct the escrow agent to distribute 5,313,923 and 11,695,775 shares of Common Stock of the Issuer held by Seahawk Drilling, respectively, to certain holders of allowed claims (the “Distributions”). Also, on October 11, 2011, Seahawk Drilling returned 256,459 shares of Common Stock to the Issuer as a working capital adjustment (the “Adjustment Return”). Following the Distributions and the Adjustment Return, the reporting persons beneficially owned 5,055,268 shares of Common Stock or 3.66% of the Common Stock based on 137,893,0303 shares of Common Stock outstanding as of October 24, 2011, as disclosed in the Issuer’s Form 10-Q filed for the quarter ended September 30, 2011. Since the distribution on December 23, 2011, the Trust directed Seahawk Drilling to direct the escrow agent to distribute an additional 5,007,702 shares of Common Stock pursuant to the Final Plan and the Trust Agreement as of the Date of this filing.

The disclosure in this amended Schedule 13D shall not be deemed to be construed as an admission that Seahawk Drilling and the Trustee are beneficial owners of the shares of Common Stock reported herein for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

The disclosure in Item 4 to this Amendment No. 1 to Schedule 13G is incorporated by reference herein. Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock described herein.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 427093109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2013

Seahawk Drilling, Inc.

/s/ Eugene Davis
By:	Eugene Davis
Title:	Authorized Officer

Seahawk Liquidating Trust

/s/ Eugene Davis
By:	Eugene Davis
Title:	Trustee

Eugene Davis

/s/ Eugene Davis
Eugene Davis